UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

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Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 3, 2024 titled “GeoPark Publishes its 2023 Speed/Sustainability Report”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PUBLISHES ITS 2023 SPEED/SUSTAINABILITY REPORT

STRONG RESULTS IN EMISSIONS REDUCTION STRATEGY UNDERPIN A YEAR OF SOCIAL, ENVIRONMENTAL AND GOVERNANCE ACHIEVEMENTS

10.6 kg CO2e/BOE EMISSIONS INTENSITY IN 2023

7 kg CO2e/BOE IN CORE LLANOS 34 BLOCK

Bogota, Colombia – May 3, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced the publication of its 2023 SPEED/Sustainability Report.

The SPEED/Sustainability Report outlines the Company’s advancements in environmental, social and governance areas, highlighting the significant reduction in 2023 of the Company’s Greenhouse Gas (GHG) emissions intensity. Two years after announcing its GHG emissions reduction strategy with ambitious short, medium, and long-term targets, GeoPark continues to make steady progress toward its 2050 net zero goal.

In the CEO letter presenting the Report, Andrés Ocampo, Chief Executive Officer of GeoPark, said: “GeoPark was built to be at the forefront of independent exploration and production companies in the region, with a focus on creating value and positively impacting all stakeholders. At the heart of our Company and our approach to sustainability lies our home-grown SPEED Value System, which has consistently guided our decisions and actions across five interlinked areas — Safety, Prosperity, Employees, Environment and Community Development. Deeply ingrained in our corporate culture, SPEED led us to further sustainability achievements in 2023.”

KEY SUSTAINABILITY HIGHLIGHTS

Strong Results in Emissions Reduction Plan

•	Through GeoPark efforts, emissions intensity fell to 10.6 kg CO2e/boe in 2023, 18% lower than 2022 and 26% less than the baseline set in the GHG emissions reduction plan announced in November 2021[1]

•	Carbon intensity on the core Llanos 34 Block (GeoPark operated, 45% WI) fell 28% to 7 kg CO2e/boe in 2023, a 42% reduction from the already low baseline of 12.1 kg CO2e/boe

•	The improvement in the Llanos 34 Block, which supplies close to 7% of Colombia’s total oil production, reflected the first full year of interconnection to the national grid and resulted in an annual CO2e reduction of 100,000 metric tons

•	Facilities mitigating methane emissions led to an additional 20,000 metric tons of CO2e reduction and a 9.9 MWp photovoltaic solar plant further decreased emissions by 5,000 metric tons of CO2e

Top Accomplishments in Sustainability

In 2023, GeoPark received significant recognition for its overall sustainability efforts:

•	Recognized for the first time by MSCI as an ’ESG Leader’ with the Company’s rating upgraded to ‘AA’ from its ‘B’ initial rating in 2018

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1 Certified by the Colombian Institute of Technical Standards and Certification (ICONTEC).

•	Obtained the ISO 45001:2018 occupational health and safety management certification for the first time and maintained the ISO 14001:2015 environmental management certification for the sixth consecutive year for the operations in Colombia, reaffirming GeoPark’s commitment to safe operations

•	Received Colombia’s top private sector prize for Corporate Social Responsibility, a Portafolio Award, from among 90 local and international companies

•	GeoPark’s Board of Directors rated as the third best in Colombia by KPMG’s Board Leadership Center after evaluating more than 30 boards in the country

•	Awarded the ‘Hechos de Sostenibilidad’ sustainability prize in the Decarbonization and Emissions Reduction category from the Colombian Petroleum Association (ACP)

•	GeoPark’s ‘Cuéntame’ grievance mechanism included by industry association IPIECA as an excellent example of community engagement in its global SDG Roadmap Progress Report

•	Included in the Bloomberg Gender-Equality Index for the second consecutive year, showcasing GeoPark’s cutting-edge gender policies

•	Joined the United Nations Global Compact and incorporated its principles into the Company strategy, culture, and daily activities

•	Joined the Business Ethics Leadership Alliance (BELA), a platform of over 390 companies in 60 industries that share ethics and compliance best practices

Selected Sustainability Metrics

•	ZERO Employees Total Recordable Injury Rate (TRIR)

•	ZERO Employees Lost Time Injury Rate (LTIR)

•	ZERO environmental fines or sanctions in our operations

•	ZERO barrels of crude oil spilled per million barrels produced

•	36.2% reduction in water consumption vs 2022

•	82.1% of social investment focused in rural areas

•	76.7% of employment generated was local

•	100% of employees are shareholders

•	100% of employees have their variable remuneration tied to water and climate change KPIs

•	38.9% of employees are women

•	47% of new employees are women

Andrés Ocampo, Chief Executive Officer of GeoPark, concluded: “Our goal is to deliver more energy, more value, and more shared prosperity. We are particularly proud of all the achievements and acknowledgements included in this report and look forward to delivering more and better results, year after year, and to building a more sustainable business.”

GeoPark’s SPEED/Sustainability Report followed the reporting frameworks set forth by the Global Reporting Initiative (GRI) and its annex on the oil and gas sector, the Sustainability Accounting Standards Board (SASB), the Sustainability reporting guide of IPIECA, the Task Force on Climate-related Financial Disclosure (TCFD), and the United Nations Global Compact Sustainable Development Goals (SDGs).

Click here (https://www.geo-park.com/wp-content/uploads/2023/06/GeoPark-SPEED-ESG-Report-2022.pdf) to access the 2023 SPEED/Sustainability Report.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

boe	Barrels of oil equivalent
CO2e	Carbon dioxide equivalent, the sum of all GHG emissions
GHG	Greenhouse gases, mainly carbon dioxide and methane
MWp	Megawatts of peak capacity
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 After Tax, our reserves, the estimated future revenues, capital expenditures, Adjusted EBITDA, free cash flows, expected production guidance and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: May 3, 2024